SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 6th June 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Director’s Interest in Shares

Following the separation of the hotel and retail businesses of Six Continents PLC, Karim Naffah, the Finance Director of Mitchells & Butlers plc has rebalanced his shareholdings in InterContinental Hotels Group PLC and Mitchells & Butlers plc (“MAB”). He acquired 6,928 MAB ordinary shares on 2 June 2003 at 214 per share.

On 29 May 2003 the Individual Savings Accounts held by Mr Naffah and his wife, Mrs J Naffah, reinvested dividends in MAB shares, acquiring 811 shares and 750 shares respectively at £2.0875 per share.

This brings the total of Mr Naffah’s disclosable holding in MAB to 25,510 shares.

Victoria Penrice
Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	6th June 2003